UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Permian Resources Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71424F 105
(CUSIP Number)

Matthew Pacey, P.C.
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
(713) 836-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Pearl Energy Investments AIV, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,110,459
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,110,459
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,459
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 769,949,894 shares of the Issuer’s common stock (“Common Shares”) outstanding including 582,405,333 shares of Class A Common Stock, par value $0.0001 per share, and 187,544,561 shares of Class C Common Stock, par value $0.0001 per share, as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024.

1.	Names of Reporting Persons Pearl Energy Investment GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,317,254
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,317,254
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,317,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons Pearl Energy Investment UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,317,254
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,317,254
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,317,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons Pearl Energy Investments II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,094,353
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,094,353
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,094,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons Pearl CIII Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons Pearl Energy Investments II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,094,353
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,094,353
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,094,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons Pearl Energy Investment II UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,094,353
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,094,353
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,094,353
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

1.	Names of Reporting Persons William J. Quinn
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,411,607
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,411,607
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,411,607
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based upon 769,949,894 Common Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2024.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed by the undersigned with the SEC on September 12, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 6, 2024 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on May 16, 2024 (“Amendment No. 2” and together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D. This Amendment No. 3 is being filed on behalf of the reporting persons identified on the cover pages of this Amendment No. 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following after the final paragraph:

Exchange of Common Units, Disposition of Class C Common Stock and Distribution In Kind of Class A Common Stock (June 2024)

On June 19, 2024, Pearl AIV exchanged 15,898,286 Opco Common Units and Colgate Holdings exchanged 7,246,727 Opco Common Units (each together with the delivery for no consideration of an equal number of shares of Class C Common Stock) for an equal number of shares of Class A Common Stock. Also on June 19, 2024, Pearl AIV and Colgate Holdings distributed an aggregate amount of 23,145,013 shares of Class A Common Stock of the Issuer to certain of their respective limited partners on a pro rata basis for no consideration.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b), and 5(c) of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment equal, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

With respect to the reported securities:

•	2,110,459 Opco Common Units and corresponding shares of Class C Common Stock are held by Pearl AIV, which is controlled by Pearl I GP, LP, which directly holds 7,206,795 Opco Common Units and corresponding shares of Class C Common Stock. Pearl I GP, LP is controlled by Pearl I UGP (together with Pearl AIV and Pearl I GP, LP, the “Pearl I Entities”), which may be deemed to beneficially own the 9,317,254 Opco Common Units and corresponding shares of Class C Common Stock directly held by Pearl AIV and Pearl I GP, LP.
•	16,094,353 Opco Common Units and corresponding shares of Class C Common Stock are held by Pearl II. Pearl II is controlled by its general partner, Pearl II GP, LP which is controlled by Pearl II UGP (together with Pearl II GP, LP and Pearl AIV, the "Pearl II Entities"). Each of Pearl II GP, LP and Pearl II UGP may be deemed to beneficially own the 16,094,353 Opco Common Units and corresponding shares of Class C Common Stock directly held by Pearl II.
•	Pearl UGP and Pearl II UGP are controlled by Quinn who may be deemed to beneficially own the 25,411,607 Opco Common Units and corresponding shares of Class C Common Stock beneficially owned by the Pearl I Entities and the Pearl II entities.

Notwithstanding the foregoing, each of the Reporting Persons disclaims beneficial ownership of the reported securities other than securities directly held by such Reporting Person and the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.

The percentage of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons in this paragraph and elsewhere in this Amendment No. 3 is based on 769,949,894 shares of common stock outstanding, including 582,405,333 shares of Class A Common Stock, par value $0.0001 per share, and 187,544,561 shares of Class C Common Stock, par value $0.0001 per share, as of April 30, 2024, as reported in the Issuer’s Form 10-Q, and is determined in accordance with the rules of the SEC (which assumes the exchange of all Opco Common Units held by a Reporting Person into shares of Class A Common Stock for such Reporting Person only).

The information set forth or incorporated by reference in Item 6 of the Schedule 13D is incorporated by reference in this Item 5.

(c)        Except as otherwise set forth in this Schedule 13D none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit No. 99.1 Joint Filing Agreement, dated as of May 16, 2024, by and among the Reporting Persons (filed as Exhibit 99.1 to the SC 13D/A filed with the SEC on May 16, 2024 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2024

PEARL ENERGY INVESTMENTS AIV, L.P.

By:	Pearl Energy Investment GP, L.P.,
its general partner

By:	Pearl Energy Investment UGP, LLC,
its general partner

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL ENERGY INVESTMENT GP, L.P.

By:	Pearl Energy Investment UGP, LLC
its general partner

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL ENERGY INVESTMENT UGP, LLC

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL ENERGY INVESTMENTS II, L.P.

By:	Pearl Energy Investment II GP, L.P.,
its general partner

By:	Pearl Energy Investment UGP, LLC,
its general partner

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL CII HOLDINGS, L.P.

By: Pearl Energy Investment II GP, L.P.,
its general partner

By:	Pearl Energy Investment II UGP, LLC,
its general partner

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL ENERGY INVESTMENT II GP, L.P.

By:	Pearl Energy Investment UGP, LLC
its general partner

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

PEARL ENERGY INVESTNMENT II UGP, LLC

By:	/s/ William J. Quinn
	Name:	William J. Quinn
	Title:	Authorized Person

WILLIAM J. QUINN

By:	/s/ William J. Quinn
	Name:	William J. Quinn